Filed pursuant to Rule 424(b)(3)

SEC File No. 333-187515

UNITED STATES COMMODITY INDEX FUND

Supplement dated July 7, 2014

to

Prospectus dated May 1, 2014

This supplement contains information, which amends, supplements or modifies certain information contained in the Prospectus of United States Commodity Index Fund (“USCI”) dated May 1, 2014. Please read it and keep it with your Prospectus for future reference.

The disclosure in the Prospectus regarding the Futures Commission Merchant is amended as follows:

On July 7, 2014, United States Commodity Funds, LLC (“USCF”) as Sponsor to United States Commodity Index Funds Trust and its series, United States Commodity Index Fund (“USCI”), entered into a Futures and Cleared Swaps Agreement with Wells Fargo Securities, LLC (“WFS”) to serve as USCI’s FCM. This agreement requires WFS to provide services to USCI, as of July 7, 2014, in connection with the purchase and sale of Futures Contracts and Other Commodity-Related Investments that may be purchased or sold by or through WFS for USCI’s account. USCI pays WFS commissions for executing and clearing trades on behalf of USCI.

Wells Fargo Securities, LLC is an indirect wholly owned subsidiary of Wells Fargo & Co. and has a principal place of business at 550 Tryon Street, 6th Floor, D1086-060, Charlotte, North Carolina 28202. From USCI’s commencement of trading to July 3, 2014, Newedge USA, LLC (“Newedge USA”) was a futures clearing broker for USCI. Effective July 7, 2014, WFS became the futures clearing broker for USCI. Both WFS and Newedge USA are registered in the U.S. with the Financial Industry Regulatory Authority as a broker-dealer and with the CFTC as a FCM. WFS and Newedge USA are members of various U.S. futures and securities exchanges.

WFS is a large broker-dealer subject to many different complex legal and regulatory requirements. As a result, certain of WFS’s regulators may from time to time conduct investigations, initiate enforcement proceedings and/or enter into settlements with WFS with respect to issues raised in various investigations. WFS complies fully with its regulators in all investigations being conducted and in all settlements it reaches. In addition, WFS is and has been subject to a variety of civil legal claims in various jurisdictions, a variety of settlement agreements and a variety of orders, awards and judgments made against it by courts and tribunals, both in regard to such claims and investigations. WFS complies fully with all settlements it reaches and all orders, awards and judgments made against it.

Although WFS in its capacity as broker-dealer and/or FCM, has been subject to regulatory disciplinary matters involves fines or other sanctions, as of the date hereof, neither WFS nor any of its principals has been the subject of any material administrative, civil or criminal action, including any action that has been pending, on appeal, or concluded within the last five years, except as follows:

AUCTION RATE SECURITIES (LEGACY WACHOVIA). Beginning in August 2008, Wachovia Securities, LLC, n/k/a Wells Fargo Advisors, LLC (“Wachovia Securities”) and Wachovia Capital Markets, LLC, n/k/a Wells Fargo Securities, LLC (collectively with Wachovia Securities, the “Wachovia Securities Affiliates”) entered into settlements agreements with state regulatory agencies, including the Secretary of State for the State of Missouri (as the lead state in the North American Securities Administrators Association task force investigating the marketing and sale of auction rate securities), relating to investigations of sales practice and other issues related to the sales of auction rate securities (“ARS”). Wachovia Securities also announced a settlement in principle with the Securities and Exchange Commission (“SEC”) of its similar investigation. Without admitting or denying liability, the agreements required that the Wachovia Securities Affiliates purchase certain ARS sold to customers in accounts at the

Wachovia Securities Affiliates, reimburse investors who sold ARS purchased at the Wachovia Securities Affiliates, reimburse investors who sold ARS purchased as the Wachovia Securities Affiliates for less than par, provide liquidity loans to customers at no net interest until the ARS are repurchased, offer to participate in special arbitration procedures with customers who claim consequential damages from the lack of liquidity in ARS and refund refinancing fees to certain municipal issuers who issued ARS and later refinanced those securities through the Wachovia Securities Affiliates. Without admitting or denying liability, the Wachovia Securities Affiliates also agreed to pay a total fine of $50 million to the state regulatory agencies and agreed to the entry of consent orders and Wachovia Securities agreed to entry of injunction by the SEC.

AUCTION RATE SECURITIES (LEGACY WELLS FARGO). Beginning in November 2009, three broker-dealer subsidiaries (the “Broker-Dealer Subsidiaries”) of Wells Fargo & Co., Wells Fargo Investments, LLC, Wells Fargo Securities, LLC (as successor by merger to Wells Fargo Brokerage Services, LLC), and Wells Fargo Institutional Securities, LLC entered into settlement agreements with state securities regulators regarding the Broker-Dealer Subsidiaries’ participation in the ARS market. Under the agreements, the Broker-Dealer Subsidiaries agreed to purchase ARS from eligible investors that bought ARS through the Broker-Dealer Subsidiaries prior to February 13, 2008 and to cease and desist from certain activities. Without admitting or denying liability, Wells Fargo Investments, LLC, agreed to pay $1.9 million in fines and penalties and the Broker-Dealer Subsidiaries agreed to reimburse investigative expenses.

ASSET-BACKED COMMERCIAL PAPER INVESTIGATION. On August 14, 2012, the SEC entered a settled administrative order against Wells Fargo Brokerage Services LLC (n/k/a Wells Fargo Securities, LLC) and a former sales representative concerning alleged sales practice and suitability issues related to certain 2007 sales of three asset-backed commercial paper products to institutional and municipal purchasers. Without admitting or denying the allegations, the firm agreed to a censure, a cease-and-desist order, disgorgement of $65,000 plus prejudgment interest, and a civil penalty of $6.5 million.

ABS CDO INVESTIGATION. In April of 2011, Wells Fargo Securities, LLC (f/k/a Wachovia Capital Markets, LLC) entered into a settlement with the SEC in which the firm paid $11.2 million in disgorgement and penalties and agreed to cease and desist from violating Sections 17(a)(2) and (3) of the Securities Act, in order to resolve issues arising from an investigation into Wachovia Capital Markets, LLC’s ABS CDO underwriting, marketing and pricing practices.

WFS will only act as a clearing broker for USCI and as such will be paid commissions for executing and clearing trades on behalf of USCI. Prior to July 7, 2014, Newedge USA acted only as clearing broker for USCI and as such was paid commissions for executing and clearing trades on behalf of USCI. Neither WFS nor Newedge USA will act in any supervisory capacity with respect to USCF or participate in the management of USCF or USCI.

Neither WFS nor Newedge USA is affiliated with USCF or USCI. Therefore, neither USCF nor USCI believe that there are any conflicts of interest with WFS and Newedge USA or their trading principals arising from their acting as USCI’s FCM.